                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark one)

    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                         Commission file number 0-20388

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      LITTELFUSE, INC. 401(K) SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

                                Littelfuse, Inc.
                            800 E. Northwest Highway
                           Des Plaines, Illinois 60016


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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Littelfuse, Inc. 401(k) Savings Plan
Years Ended December 31, 2005 and 2004



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                      Littelfuse, Inc. 401(k) Savings Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 2005 and 2004




                                    CONTENTS

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Assets Available for Benefits....................................2
Statements of Changes in Assets Available for Benefits.........................3
Notes to Financial Statements..................................................4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).................8

             Report of Independent Registered Public Accounting Firm

Plan Management
Littelfuse, Inc. 401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits of the Littelfuse, Inc. 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                         /s/ ERNST & YOUNG LLP
                                                             ERNST & YOUNG LLP
June 26, 2006
Chicago, Illinois

                      Littelfuse, Inc. 401(k) Savings Plan

                   Statements of Assets Available for Benefits


                                                          DECEMBER 31
                                                    2005               2004
                                                ------------------------------
Investments, at fair value                      $41,395,877        $40,447,468
Cash                                                      -             15,644
Contributions receivable:
     Employer                                        18,108             55,376
                                                ------------------------------
Assets available for benefits                   $41,413,985        $40,518,488
                                                ==============================


See accompanying notes.

                      Littelfuse, Inc. 401(k) Savings Plan

             Statements of Changes in Assets Available for Benefits


                                                        YEARS ENDED DECEMBER 31
                                                          2005           2004
                                                      --------------------------
ADDITIONS
Employer contributions                                $   724,309    $   765,094
Participant contributions                               2,924,711      2,763,729
Rollover contributions                                    247,604        253,190
Interest and dividends                                  1,363,480        799,101
                                                      --------------------------
Total additions                                         5,260,104      4,581,114

DEDUCTIONS
Distributions to participants                           5,008,977      1,897,009

Net realized and unrealized appreciation
   in fair value of investments                           644,370      3,422,355
                                                      --------------------------
Net increase                                              895,497      6,106,460
Assets available for benefits at beginning of year     40,518,488     34,412,028
                                                      --------------------------
Assets available for benefits at end of year          $41,413,985    $40,518,488
                                                      ==========================


See accompanying notes.

                      Littelfuse, Inc. 401(k) Savings Plan

                         Notes to Financial Statements

                           December 31, 2005 and 2004


1. DESCRIPTION OF THE PLAN

The following description of the Littelfuse, Inc. 401(k) Savings Plan (Plan) provides general information only. Reference should be made to the Summary Plan Description or the Plan document for more complete information.

The Plan is a defined-contribution, profit-sharing plan, which is optional to all eligible employees of Littelfuse, Inc. (Company). The Plan is administered by the T. Rowe Price Trust Company (Trustee) under the direction of the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of the Company who have completed 90 days of service are eligible to participate in the Plan. Participants may elect to contribute up to 23% and 90% of their annual pretax compensation for 2004 and 2005 respectively, subject to certain limitations. Highly compensated participants, as defined by the Internal Revenue Service (IRS), are subject to more restrictive maximum limits. The Company matches participant contributions 50 cents on the dollar up to the first 4% of the participant's compensation, as defined.

Participants are immediately vested in their contributions and earnings thereon. Participants become 100% vested in their Company contributions after two years of service.

A participant may direct employee and Company contributions in any of 11 investment options.

Each participant's account is credited with the participant's contributions and allocations of: (a) the Company's contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants are entitled to receive a distribution of their accounts upon reaching age 59 1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump sum or in periodic installments and are taxable to the participant when received. Distributions prior to 59 1/2 may subject the participant to a 10% federal income tax penalty.

                      Littelfuse, Inc. 401(k) Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Loans are available to eligible participants, bearing interest at a rate commensurate with rates that may be obtained on similar borrowings in the normal course of business. Participants may borrow from their Plan account in accordance with provisions of the Plan.

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The investments of the Plan are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

DISTRIBUTIONS

Distributions to participants are recorded by the Plan when actual payments are made.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      Littelfuse, Inc. 401(k) Savings Plan

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                                                               DECEMBER 31
                                                                                           2005            2004
                                                                                      ------------------------------
    T. Rowe Price Growth Stock Fund                                                   $ 7,784,428        $ 8,047,085
    T. Rowe Price Equity Income Fund                                                    7,045,510          7,064,681
    T. Rowe Price New Horizons Fund                                                     5,029,894          4,813,525
    T. Rowe Price Prime Reserve Fund                                                    4,791,487          4,587,971
    T. Rowe Price New Income Fund                                                       3,265,067          3,255,618
    T. Rowe Price Equity Index 500 Fund                                                 3,088,757          3,308,107
    T. Rowe Price Mid Cap Growth Fund                                                   2,136,528          1,478,446
    Littelfuse, Inc. common stock                                                       1,848,104          2,425,558

During 2005 and 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                                                           2005            2004
                                                                                      ------------------------------

    Registered investment companies                                                   $ 1,129,652        $ 3,030,156
    Littelfuse, Inc. common stock                                                        (485,282)           392,199
                                                                                      ------------------------------
                                                                                      $  644,370         $ 3,422,355
                                                                                      ==============================



4. INCOME TAX STATUS

The underlying nonstandardized prototype plan has received an opinion letter from the IRS dated February 27, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (Code) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                      Littelfuse, Inc. 401(k) Savings Plan

5. ADMINISTRATIVE EXPENSES

All administrative fees of the Plan are paid by the Company. Certain accounting and legal expenses are paid by the Company on behalf of the Plan.

6. RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

                              Supplemental Schedule
                      Littelfuse, Inc. 401(k) Savings Plan

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                            EIN #36-3795742 Plan #002

                                December 31, 2005

          IDENTITY OF                                                       NUMBER          CURRENT
            ISSUER                      DESCRIPTION                       OF SHARES          VALUE
------------------------------------------------------------------------------------------------------

T. Rowe Price*                     Prime Reserve Fund                     4,791,487        $ 4,791,487
T. Rowe Price*                     New Income Fund                          363,999          3,265,067
T. Rowe Price*                     Equity Income Fund                       271,817          7,045,510
T. Rowe Price*                     Growth Stock Fund                        274,100          7,784,428
T. Rowe Price*                     New Horizons Fund                        158,472          5,029,894
T. Rowe Price*                     International Stock Fund                 116,960          1,729,831
T. Rowe Price*                     Equity Index 500 Fund                     92,064          3,088,757
T. Rowe Price*                     Mid-Cap Value Fund                        69,582          1,626,825
T. Rowe Price*                     Small-Cap Value Fund                      53,395          1,970,816
T. Rowe Price*                     Mid-Cap Growth Fund                       39,463          2,136,528
Littelfuse, Inc.*                  Common stock                              67,820          1,848,104
Participant loans*                 Loans receivable with varying
                                    maturities; interest rate ranging
                                    from 5% to 10.5%                                         1,078,630
                                                                                           ------------
                                                                                           $ 41,395,877
                                                                                           ============


*Indicates party in interest to the Plan.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administrator the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Littelfuse, Inc.
                                    Littelfuse, Inc. 401(K) Savings Plan

Dated: June 29, 2006                By: /s/ John T. Quille
                                        ---------------------------------
                                        John T. Quille
                                        Chief Accounting Officer
                                        Plan Administrator

Dated: June 29, 2006                By: /s/ James F. Ingold
                                        --------------------------------
                                        James F. Ingold
                                        Corporate Controller
                                        Plan Administrator